

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

Robert Wessman
Executive Chairman
Alvotech Lux Holdings S.A.S.
9, Rue de Bitbourg
L-1273 Luxembourg
Grand Duchy of Luxembourg

> **Re: Alvotech Lux Holdings S.A.S.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed March 14, 2022**
> **File No. 333-261773**

Dear Mr. Wessman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-4

Risk Factors
Clinical drug development involves a lengthy and expensive process and Alvotech may encounter substantial delays in its clinical studies , page 60

1. We note your revised disclosure here relating to the Russian invasion of Ukraine, your ongoing clinical trial for AVT04 and the collection of safety data from trial participants in Ukraine and your plans to conduct additional trials in Ukraine in 2022. Please disclose whether and how AVT04 is currently materially impacted, including, but not limited to:
    *   whether you are able to communicate with those patients you are still in the process of collecting safety data from;

Robert Wessman
Alvotech Lux Holdings S.A.S.
March 30, 2022
Page 2

- the percentage of your enrollment that may be impacted (out of 581 patients);
- whether you still expect to report topline results in the second half of 2022;
- potential impacts on the AVT04 trial;
- where you plan to initiate the "other clinical trials" that were previously planned for Ukraine; and
- clarification as to your planned development timeline for AVT04.

Please also revise your Business section accordingly and explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business, if material.

Comparable Public Companies, page 166

2. We acknowledge the additional information provided in response to prior comment 3, which addresses the "TAM-Current Pipeline" for Alvotech of $82.2 billion and the corresponding discussion of the $85 billion originator market on page 233. However, the market opportunities for your current product candidates as of March 2022 on page 233 aggregate to only $56.3 billion. Please explain the $28.7 billion difference between these amounts and revise your presentations accordingly. Also, provide an appropriate linkage between the amounts for Alvotech's "TAM-Current Pipeline" on page 166 and the potential originator market on page 233.

Business of Alvotech
Commercial Partnerships, page 225

3. We note that you have revised your disclosure on pages 225-232 and 284-287 in response to our prior comment 8 to reflect additional detail concerning each of your commercial partnerships and we reissue the comment in part. For each of your partnership agreements, please expand your disclosure to ensure that you are disclosing all material terms, including the quantification of any royalty rate, or a range no greater than 10 percentage points per tier. For example, with respect to multiple agreements, you currently state that the partner "will exclusively buy the relevant biosimilar candidate from [you] at a royalty or the applicable floor price, whichever is higher, for the duration of the agreement."

You may contact Franklin Wyman at 202-551-3660 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nicolas Dumont